SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Company position on recent events in Bolivia

(Rio de Janeiro, May 3, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, as a consequence of the Bolivian Republic’s Nationalization Decree 28701, itit will act to:
  Protect Petrobras’ interests through negotiations with the Bolivian authorities, and by all legal means possible and at all levels of the Bolivian judicial system as well as through avenues of international jurisdiction;
  Suspend all new investments in Bolivia as well as those related to the Bolivia-Brazil Gas Pipeline (GASBOL), including the current public tender bid for the pipeline’s expansion;
  Immediately initiate studies aiming at the diversification of supply sources including the possibility of an LNG regasefication project(s) .

The Company also wishes to make public that the net book value of its Bolivian assets is US$ 365 million, controlled through its Dutch subsidiary, PIB BV. Petrobras’ proven oil and natural gas reserves, and its production in Bolivia represent only 3.7% and 2.4%, respectively of the Company’s totals.

At a press conference, the Company’s President, José Sérgio Gabrielli de Azevedo, together with Directors Almir Guilherme Barbassa (Finance and Investor Relations), Ildo Sauer (Gas and Energy), Nestor Cunat Cervero (International) and Paulo Roberto Costa (Downstream), announced that the Gas Supply Agreement (GSA), a contract which governs the sale of natural gas by YPFB (the Bolivian state oil company) to Petrobras in Brazil is unaffected by the Nationalization Decree and continues in full force and effect. This contract is governed by international law with the forum for settling eventual disputes being the courts of New York. The GSA provides for periodic meetings of the parties to the contract with the purpose of re-discussing the pricing of up to 30 million cubic meters/day of gas traded between the two countries. At this time, Petrobras has not received any request from YPFB for price readjustments. The Company wishes to place on record that it will not accept any price readjustments outside the parameters established in the relevant clauses to the GSA.

The delivery of gas under the GSA has never been threatened and at no time has Petrobras received any indication that such deliveries might be suspended. Among others, for technical reasons no disruption to gas supplies is contemplated, as the production of condensates, for processing in local refineries and subsequent supply to the Bolivian market, requires the off-take of the natural gas produced simultaneously.

The Nationalization Decree only affects the Company’s activities inside Bolivia itself.and provides for a transitional 180-day period during which time:

  The Ministry of Hydrocarbons shall determine through an audit, the investments, costs and returns realized to date in the case of each nationalized oil and/or natural gas field;
  The audit’s results shall form the basis on which YPFB shall determine the final compensation to be paid for each producing field.

Several legal features of the Decree remain unclear. For example, how Petrobras is to be compensated for the nationalization of the majority of the shares in its existing refineries, as prescribed under the Bolivian constitution, has yet to be determined. During the transitional period, Petrobras intends to explore all legal means at its disposal to protect its interests. On the international front, the Company is to examine the application of the Bolivia – Netherlands bilateral treaty signed within the framework of the International Center for the Settlement of Investment Disputes, part of the World Bank Group, as Petrobras controls its assets in Bolivia through its PIB BV subsidiary with registered offices in the Netherlands.

Petrobras participation in the possible expansion of GASBOL’s transport capacity, for which TBG had already requested public tender bids, is abandoned. Consequently, natural gas volumes to be acquired by Petrobras from YPFB are to remain at 30 million cubic meters until the termination of the GSA in 2019.

To counterbalance the loss of this additional natural gas volume, Petrobras is to begin studies immediately to examine the feasibility of building regasification unit(s) for processing imported LNG from the international marketplace.

Petrobras has been operating in Bolivia since October 1996 with the beginning of exploration activities in the San Alberto field and the start of construction work on GASBOL. Petrobras’ total investments in Bolivia in nominal terms amount to US$ 989 million, peaking in 2002 at an annual amount of US$ 218 million. Since then, investments declined to US$ 50 million and US$ 19 million in 2003 and 2004 respectively, stabilizing at this level in 2005. In August 2005, Petrobras’ activities in Bolivia accounted for 40% of the national production of oil and condensates and 57% of the country’s natural gas production. In 2005, Petrobras’ tax payments in Bolivia - US$ 536 million - represented 24% of the total taxes raised by the Bolivian government.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.